Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)	2013	2014	2015	2016	2017
Earnings from continuing operations before income taxes	$888	$1,798	$1,967	$2,276	$1,924

Plus fixed charges:
Interest expense	119	129	137	178	187
Capitalized interest	2	1	2	6	9
Amortization of debt offering costs	4	4	8	6	6
Interest portion of rent expense	8	10	10	12	14
Fixed charges (1)	133	144	156	201	217
Plus: amortization of capitalized interest	3	3	2	3	4
Less: capitalized interest	(2)	(1)	(2)	(6)	(9)
Earnings (1)	$1,023	$1,944	$2,124	$2,473	$2,135

Ratio of earnings to fixed charges (1) (2)	8	14	14	12	10

(1)	The sum of the components may not equal the total due to rounding.

(2)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.